Exhibit I

 News Release

For Immediate Release

IPSCO TO SPEAK AT GOLDMAN SACHS FORUM

[Lisle, Illinois] [November 2, 2005] – IPSCO Inc. (NYSE:IPS; Toronto) will present at the Goldman Sachs Global Steel CEO Forum on November 3, 2005 at 11:15 am EST. The Company’s presentation will be given by IPSCO President and Chief Executive Officer, David Sutherland and Senior Vice President and Chief Financial Officer, Vicki Avril.

At this event, the Company will provide an overview of IPSCO and reaffirm its fourth quarter 2005 earnings guidance of $2.70 to $2.90 per diluted share excluding the impact of foreign exchange gains or losses.

To accommodate a wider audience, the presentation will be web cast live on the Company’s Internet site at www.ipsco.com. To listen to the live web cast, participants should visit the site to register at least 15 minutes before the phone conference begins, and if necessary, download and install the appropriate audio computer software. The presentation slides will also be available on the IPSCO web site. Click on the “Investor Information” tab on the home page then click on “Presentations.”

IPSCO, traded as “IPS” on both the New York Stock Exchange and Toronto Stock Exchange, operates steel mills at three locations and pipe mills at six locations in the United States and Canada. As a low cost North American steel producer, IPSCO has a combined annual steel making capacity of 3,500,000 tons. The Company's tubular facilities produce a wide range of tubular products including line pipe, oil and gas well casing and tubing, standard pipe and hollow structurals. Steel can also be further processed at IPSCO's five temper leveling and coil processing facilities.

This news release contains forward-looking information with respect to IPSCO's operations and beliefs. Actual results may differ from these forward-looking statements due to numerous factors, including, but not limited to: weather conditions affecting the oil patch; drilling rig availability; demand for oil and gas; supply, demand and price for scrap metal and other raw materials; supply, demand and price for electricity and natural gas; demand and prices for products produced by the Company; general economic conditions; and changes in financial markets. These and other factors are outlined in IPSCO's regulatory filings with the Securities and Exchange Commission and Canadian securities regulators, including those in IPSCO's Annual Report for 2004, its MD&A, particularly as discussed under the heading "Business Risks and Uncertainties", its Annual Information Form, and its Form 40-F.

For further information on IPSCO, please visit the company’s web site.

Company Contact:

Tom Filstrup, Director of Investor Relations

Tel. 630-810-4772

Release #05-41

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